PLEASE NOTE NEW TIME OF Q4 INVESTOR CONFERENCE CALL

RANDGOLD RESOURCES (LSE: RRS) (Nasdaq: GOLD)

ANNOUNCEMENT OF YEAR-END (Q4) RESULTS – MONDAY 5 FEBRUARY 2007

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*INTERNATIONAL INVESTOR CONFERENCE CALL      NOTE NEW TIMES

15:00 UK * 10:00 Eastern(USA/Canada) * 07:00 Western(USA/Canada)* 16:00 Central Europe * 17:00 South Africa

DIAL-IN NUMBERS - LIVE CALL Access code ‘RANDGOLD RESOURCES’

UK – Toll-free 0800 917 7042

USA – Toll 1-412 858 4600, Toll-free 1-800 860 2 442

Canada  – Toll-free 1-866 519 5086

Europe – Toll +41 916 105 600, Toll-free +800 246 78 700

Australia – Toll-free 1-800 350 100

South Africa – Toll  011 535 3600, Toll-free  0800 200 648

OPTION - WE CALL YOU

If you wish us to call you for the conference call, please contact us (details below)

PLAYBACK – (replay available 2 hours after the call, for 48 hours) Access Code 2 649#

UK – 0808 2 34 6771

USA and Canada  – 1 41 2 317 0088

Europe – +41 91 61 2 4330

South Africa –  011 305 2 030

TRANSCRIPT

Please advise us by e-mail or fax, with your details, if you would like to be sent a copy of the transcript of the conference call.

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* RELEASE

The Q4 results will be released electronically on Monday 5 February 2007 at 07:00 UK time when the full results will also be published on our website at www.randgoldresources.com.  The PowerPoint presentation will be available on the site from 11:30 UK time.

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* GROUP PRESENTATIONS – VIDEO-LINKED LONDON & CAPE TOWN

London

Date:

Monday 5 February 2007

Time:

11:45 for 1 2 :00 (followed by a finger lunch)

Venue:  The Theatre, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS

Cape Town

Date:

Monday 5 February 2007

Time:

13:45 for 14:00 (refreshments served after the presentation)

Venue:  Vasco da Gama Room, Level B2, Arabella Sheraton Grand Hotel,

1 Lower Long Street, Convention Square, Cape Town, 8001, South Africa

If you wish to attend the above presentations, please contact Kathy du Plessis at randgoldresources@dpapr.com or on +27 11 728 4701.(Please do not respond if you have already done so)

SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION

A live Audio Webcast of the presentation will be available on the company’s website from 1 2 :00 UK time and will remain on the site for later viewing.

QUESTIONS

Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.

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If you no longer wish to receive further information on Randgold Resources please advise us by email link or fax. (details listed below)

Enquiries:  Kathy du Plessis

Randgold Resources Investor and Media Relations

randgoldresources@dpapr.com

Tel +27 11 728 4701, Mobile +27 (0)83 266 5847, Fax +27 11 728 2547

www.randgoldresources.com